April 12, 2007

VIA FEDERAL EXPRESS; FILED VIA EDGAR – CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attn:

Mr. Larry Spirgel

Division of Corporate Finance

Mail Stop 3720

Re:

MediaG3, Inc.

Form SB-2, Filed February 13, 2007

            File No. 333-140640

Dear Mr. Spirgel:

On behalf of MediaG3, Inc., a Delaware corporation (the “Company”), we have been authorized to present the following responses to that certain letter from the Staff dated March 15, 2007 (the “Comment Letter”), relating to the Company’s Registration Statement on Form SB-2 (File No. 333-140640) (the “Registration Statement”).

The Staff’s comments have been set forth below in italics, and the following paragraphs have been numbered to correspond to the numeration of the Comment Letter.

Form SB-2

Principal Shareholders

1.

Please tell us the ownership interest of each shareholder disclosed under this caption in Oriental Media Communication Ltd, and Little Sheep Children’s Product Development Ltd prior to the acquisitions by MediaG3, Inc.  Please disclose in the revised filing, if there are any family or other relationships among the principal shareholders.

Little Sheep ownership prior to the acquisition by MediaG3 was as follows:

Jian Hua Tao

70%

Qi Ding

20%

Huimin Yuan

10%

Securities and Exchange Commission

April 12, 2007

Oriental Media ownership prior to the acquisition by MediaG3 was as follows:

Yi Fang Yuan

20%

Bao Yuan Shi

3%

Shu Wei Zhang

2%

Hong Liang Tan

5%

Huimin Yuan

70%

William Yuan and Huimin Yuan are brothers, but there are no other family or other relationships among the principal shareholders of MediaG3.  The section of the Registration Statement entitled “Principal Shareholders” will be revised to indicate that William Yuan and Huimin Yuan are brothers.

2.

We note that the names appearing for certain individuals do not agree with the names appearing in Exhibits 10.1 and 10.2.  For example, it appears that Mr. Yuan Huimin is the same individual as Wilmington Huimin Yuan whose name appears on the signature or last page to Exhibit 10.1.  Also Tao Jian Yin is the same person as Jian Hua Tao as it appears on the signature page to Exhibit 10-2.  Please revise entire filing to consistently disclose the name of each person.

The Company will make corrections in its amended filing to reflect a consistent naming convention.  In addition, please note that Jian Yin Tao (Tao Jian Yin in your comment above) is not the same person as Jian Hua Tao.

Managements’ Discussion and Analysis or Plan of Operation

3.

We note under the caption “Overview” that you are an early stage company and you have limited operating history and revenue to date.  Therefore, please disclose in detail your plan of operations for each of your business [sic] as required by Item 303 (a) of Regulation S-B.

Pursuant to your request, we plan to add the following to the section entitled “Management’s Discussion and Analysis or Plan of Operation – Overview” and in the “Business” section, as appropriate:

a)

Oriental Media

Oriental Media’s business growth will be focused on e-magazine and web 2.0 community platforms.  The e-magazine business will create, host and distribute online rich-media communications for customers, and will not be limited to any particular business or industry.  Oriental Media provides design and platforms to facilitate communication between Oriental Media’s clients and their respective customers through visual, voice, sound and motion; the clients provide the content or raw material.  We believe that Oriental Media’s services will be especially helpful in product introduction, branding, promotion, costumer loyalty, and corporate communications.

Securities and Exchange Commission

April 12, 2007

We anticipate that the e-magazine business will create recurring and ongoing revenue streams.  The clients will pay for the design and production on a project-basis and will pay for new editions, hosting and distribution on a regular periodic basis.

Web 2.0 community platforms will be created to address certain subjects on which both business and consumers are interested in sharing information.  Oriental Media has registered a brand called China Green Pages, under which a web 2.0 “social networking” application is in the final stage of development.  In China, green represents profit, health, safety, children and environment, among other good things.  A typical, but by no means the only, application of China Green Pages will be to allow consumers to recommend and share dining experiences in a forum.  Any restaurant can list and advertise their business and specialties in the same forum.  Real-time communications can be established between consumers and restaurants.   Other food, beverage and transportation related businesses will be able to advertise and demonstrate their products as well.  Real estate and housing rental is another potential forum.  We believe that visual elements and movement will play a significant role in the forums, as such elements can aid consumers in evaluating the visual appeal and ambience of a restaurant or the feasibility or practicality of a potential rental property, among other applications.

We expect that the revenue for this web 2.0 business model will come from advertisers and businesses wanting to be listed.  We anticipate an additional investment of $250,000 will be needed to complete and market China Green Pages.

b)

Little Sheep

Little Sheep intends to grow mainly through franchised stores in the children’s product market.  Little Sheep usually develops a presence in a new market space by opening a flagship store, which is owned directly by the company.  The flagship store is also a model for all franchisee owners.  We intend to continue opening Little Sheep flagship stores in cities in China with a population of 1,000,000 or more.  In smaller cities or towns, Little Sheep will lease counters or areas within major department stores or shopping centers to achieve more cost effective growth.

Fashion means more than just apparel in Chinese.  Fashion means modern life-style in China.  Little Sheep is in the children’s fashion business, including school or study-related products as well as supplemental educational materials and methods.  Little Sheep plans to expand its product lines in those areas, utilizing its franchised channels to distribute products developed by others under the Little Sheep brand name.  We believe that using this established infrastructure to market and sell complementary products will enable Little Sheep to realize more capital efficient growth.   Additional funding of approximately $300,000 is necessary to expand both the core and value-added business for Little Sheep.  At the present time, we have not entered into any agreements or other arrangements for such funding.

Securities and Exchange Commission

April 12, 2007

c)

MediaG3

MediaG3’s near term business growth plan is focused on additional acquisitions, especially in the broadband wireless space.  MediaG3 has entered into a nonbinding letter of intent to acquire certain assets, including five U.S. patents and one Chinese patent in advanced broadband wireless technology, from a company in Santa Clara, California.

MediaG3 is also in discussions with large network service provider companies in China to use these advanced broadband wireless products in their “Rural Coverage” project to provide two-way high speed Internet and television coverage to rural areas, where 80%, or 900 million, of Chinese reside.  MediaG3 is also in the final stages of discussions with a large network company in Philippines to supply broadband wireless systems.

4.

Please disclose in the amended filing the information required by Item 303 (b) and (c) of Regulation S-B.  Your present disclosure does not provide all of the disclosures required by Item 303 of Regulation S-B.

Pursuant to your request, we will provide in the amended filing additional information required by Item 303(b) of Regulation S-B, including relevant discussions of trends, uncertainties, and anticipated sources of liquidity.  As the Company does not have any off-balance sheet transactions, no disclosure is required under Item 303(c) of Regulation S-B.

Financial Statements

General

5.

We note that you accounted for the issuances of common stock on December 28, 2005 by MediaG3 for the outstanding shares of Oriental Media Communications Ltd, and Little Sheep Children’s Product Development Ltd. using the purchase method of accounting.  Tell us how you applied the guidance in paragraphs 15 through 19 of SFAS 141 in identifying the acquiring entity in the transaction.  Also discuss how you evaluated the family relationships between shareholders in evaluating whether the exchanges involve entities under common control.  Please refer to paragraph 11 and paragraphs D11 and D18 to Appendix D of SFAS 141, EITF Issue 01-2 and Topic 5G of the Staff Accounting Bulletins.

Determination of Acquiring Company

Based on paragraph 17 of SFAS 141, the entity that issues the equity interests is generally the acquiring entity.  Commonly, the acquiring entity would be the larger entity, although in some incidences a smaller entity would acquire a larger entity.  The guidance gives the following factors for consideration of the acquiring entity:

Securities and Exchange Commission

April 12, 2007

1.

After the combination, the acquiring entity would be the one with the most voting rights.

2.

The acquiring entity’s owners would have the ability to elect or appoint a voting majority of the governing body of the combined entity.

3.

 The acquiring entity’s senior management would dominate the combined entity.

4.

The acquiring entity would pay premium over the market value of the other entities’ securities.

Here, the acquisition transactions with the two operating subsidiaries, Oriental Media and Little Sheep, were stock-for-stock.  MediaG3, the parent, controls 56.62% voting shares of the combined company, which meets consideration 1 above.  The board of directors and officers of the combined companies are all original shareholders of MediaG3, which meets consideration 2.  MediaG3 has control of the combined company, which meets consideration 3. This is further demonstrated by MediaG3’s ability to reduce the shares originally committed to the purchase of Little Sheep from 4,500,000 shares to 2,500,000 shares. Since all three companies’ stocks are not publicly traded, consideration 4 would not apply (according to note 9 to SFAS 141).  However, MediaG3’s ability to reduce shares to Little Sheep would be another indication that MediaG3 controls the price of the premium paid.

Paragraph 18 indicates that if more than 2 entities are involved, the entity that has the most assets, revenue and earnings would generally be the acquiring company.  Although Little Sheep has the most assets, it does not meet the criteria to be considered as the acquiring company.

The above considerations indicate that MediaG3 is the acquiring company.

Family Relationships Between Shareholders

Management evaluated the family relationships between William Yuan and Huimin Yuan, who are brothers. At the time of acquisition, Oriental Media was under direct control of Huimin Yuan and other shareholders.  Huimin Yuan also owned a minority interest in Little Sheep at the time of acquisition, but he was not involved with daily operating management.  Since every major business decision had to be approved by all shareholders, it would have been difficult for William Yuan to influence Huimin Yuan to make non-arms-length business transactions with him.  The other shareholders of Oriental Media and Little Sheep approved the acquisition transactions with no pressure from either brother.

Similarly, it would have been difficult for Huimin Yuan to influence William Yuan into making non-arms-length deals with him. Huimin Yuan had no ownership in MediaG3 or control over MediaG3's operations.  Moreover, William Yuan was and is accountable to MediaG3’s potential investors and other board members.  MediaG3's board members reviewed the acquisition independent of familial relationships and approved the acquisition.  Each brother had his company's best interest in mind, which prevented either of them from being unduly influenced by the other brother or making any non-arms-length business transactions.

Securities and Exchange Commission

April 12, 2007

The brothers had no other business or investment interest together.  Nor was there a family holding company or trust in which they were both involved as managers or beneficiaries.  This was the first time that the brothers conducted business together.

The above considerations indicate that MediaG3, Oriental Media and Little Sheep were not entities under common control at the time of the exchanges and that the purchase method of accounting was appropriate.

Age of Financial Statements

6.

Please update the Form SB-2 to include audited financial statements of MediaG3 for the year ended December 31, 2006 as required by Item 310(g) of Regulation S-B.  Also, update the MD&A and other financial information in the amended filing.

The Company has not completed the audit of its financial statements for the year ended December 31, 2006.  We are providing you with specific responses to your comment letter now to expedite the review process, and will file Amendment No. 1 to SB-2, including updated audited financial statements, as soon as practicable following the completion of the audit, ideally within approximately six weeks.

Exhibit 23.1 – Consent of independent public accountants

7.

Please revise the consent of independent public accountants included in Exhibit 23.1, to make a reference to their reports on the financial statements of Oriental Media Communication Ltd and Little Sheep Children’s Product Development Ltd.

The Company will provide a revised consent letter when it files Amendment No. 1 to SB-2, discussed in Note 6 above.

MediaG3, Inc.

Note 1.  Summary of Significant Accounting Policies and Organization

Note 1(D) Going Concern

8.

Discuss in the notes to the financial statement and in the MD&A, in detail management’s viable plans to overcome your financial difficulties.  Include a reasonably detailed discussion of your cash requirements and your ability or inability to generate sufficient cash to support operations during the twelve months following the date of the financial statements presented in the filing.  Refer the guidance provided in Section 607.02 of the Financial Reporting Codification.

Securities and Exchange Commission

April 12, 2007

The Company intends to add the following discussion to Note 1 of Notes to Consolidated Financial Statements and to the section of the Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition or Plan of Operations”:

The Company intends to overcome its current financial difficulties by raising capital from private and institutional investors.  Management has met with a number of investment bankers, fund managers and other financing sources.  Although the Company believes that it will be able to consummate the required financing, to date the Company has not entered into any agreements or other arrangements with any of these sources.

The Company’s ultimate goal is to achieve positive cash flow by developing businesses that generate revenue and ultimately become profitable.  As part of this effort, the Company has entered into a nonbinding letter of intent to acquire certain assets, including five U.S. patents and one Chinese patent in advanced broadband wireless technology, from a company in Santa Clara, California.

Note 3.  Accounts Receivable, Net

9.

Please refer to the amounts recorded for allowance for doubtful accounts and the sales returns and the amounts disclosed in Note 8 for the accruals of liabilities from the sales returns.  Please explain how your revenue recognition policy meets the requirements of SFAS No. 48.

Little Sheep sales are recognized at the time of sale because they comply with each of the SFAS 48 criteria as follows:

a.

The sales price is fixed at the time of sale;

b.

The purchaser is obligated to pay Little Sheep, without any contingencies on resale;

c.

The buyer takes title to the product at the point of shipment, and bears risk of loss;

d.

The purchaser’s credit is evaluated prior to shipment;

e.

There is no participation in the resale effort by Little Sheep, and

f.

Returns were estimated based upon evaluating subsequent activity.

1.

The December 31, 2005 reserves against Accounts Receivable and the related Liabilities from Sales Returns were valuation adjustments in determining the fair value of the assets acquired, using transactional history for each individual account during the quarter ended March 31, 2006.

2.

No sales were recorded for the period ended December 31, 2006, thus revenue recognition criteria do not apply.

3.

Each of these valuation accounts have been significantly reduced over the nine month period ended September 30, 2006 as follows:

Securities and Exchange Commission

April 12, 2007

Account	December 31, 2005 Balance	September 30, 2006 Balance	Reduction in Reserve	Percent Reduction
Allowance for doubtful accounts	246,360	167,697	78,663	31%
Allowance for sales returns	26,293	0	26,293	100%
Liabilities from sales returns	104,898	18,325	86,573	82.5%

2006 activity has shown that there is little return activity that was not considered at the time the acquired accounts receivable were valued, and that therefore, 2006 and subsequent sales are properly valued at the amount and time of sale.

Oriental Media Communications, Ltd. and Little Sheep Children’s Product Development Ltd.

10.

We note that your auditors are located in California.  It appears that the majority of your assets, liabilities, revenues and expenses relate to operations located in China.  Please tell us how the audit of the operations in China, including the associated assets and liabilities, was conducted.  Your response should include a discussion of the following:

•

Whether another auditor was involved in the audit of the Chinese operations.  If so, please tell the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB).  Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor’s knowledge of US GAAP and PCAOB Standards;

•

Whether your U.S. auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor within China.

Our auditor, Mayer Hoffman McCann (“MHM”), was the sole auditor for all United States and China operations.  The MHM audit shareholder/partner and a bilingual senior auditor performed the required audit procedures in China.  The United States audit, China audit procedures not requiring actual presence in China and the audit of the consolidated financial statements were performed in the United States.

As indicated above, the Company will file an Amendment No. 1 to SB-2 within the next six weeks, containing updated financial statements as well as the disclosures required above.  In the meantime, thank you again for your assistance, and please contact me if you have any questions or comments regarding this matter.

Securities and Exchange Commission

April 12, 2007

Very truly yours,

SILICON VALLEY LAW GROUP

A Law Corporation

By:/s/ Cathryn S. Gawne

          Cathryn S. Gawne, Esq.

cc:  Mr. William Yuan